UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
GENESIS HEALTHCARE, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

37185X 106
(CUSIP Number)

David A. Reis
500 Mamaroneck Ave., Suite 406
Harrison, NY 10528
(203) 222-6262

Copy to:
William S. Fish, Jr.
Hinckley, Allen & Snyder LLP
20 Church Street Hartford, CT 06103-1221 (860) 331-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185X 106
1.	Names of Reporting Persons		Senior Care Genesis, LLC
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,610,619(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,610,619(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		8,610,619(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.8606%(2)

14.	Type of Reporting Person (See Instructions)		OO

(1) Represents 304,753 shares of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.000174115 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.
(2) Based upon 101,235,935 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 9, 2018, and reflecting 109,541,801 shares of Class A Common Stock outstanding, after giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Senior Care Genesis, LLC and exchange of all OP Units held by Senior Care Genesis, LLC.

CUSIP No. 37185X 106
1.	Names of Reporting Persons		David A. Reis
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	276,198(1)
	8.	Shared Voting Power	8,877,793(2)
	9.	Sole Dispositive Power	276,198(1)
	10.	Shared Dispositive Power	8,877,793(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,153,991(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		8.3566%(4)

14.	Type of Reporting Person (See Instructions)		IN

(1) Represents 276,198 shares of the Issuer’s Class A Common Stock held by Mr. Reis.
(2) Represents (i) 304,753 shares of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units on an as-converted, as-exchanged basis held by Senior Care Genesis, LLC, (ii) 182,295 shares of the Issuer’s Class A Common Stock held by The David Reis Sub Chapter S Trust, and (iii) 84,879 shares of the Issuer’s Class A Common Stock held by The David Reis Family Trust No. 4, on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.000174115 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.  Senior Care Genesis, LLC is ultimately controlled by Senior Care Development, LLC, of which Mr. Reis is the managing member. Mr. Reis is a trustee of each of The David Reis Sub Chapter S Trust and The David Reis Family Trust No. 4.
(3) Represents (i) 276,198 shares of the Issuer’s Class A Common Stock held by Mr. Reis, (ii) 304,753 shares of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units on an as-converted, as-exchanged basis held by Senior Care Genesis, LLC, (iii) 182,295 shares of the Issuer’s Class A Common Stock held by The David Reis Sub Chapter S Trust, and (iv) 84,879 shares of the Issuer’s Class A Common Stock held by The David Reis Family Trust No. 4, on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.000174115 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.  Senior Care Genesis, LLC is ultimately controlled by Senior Care Development, LLC, of which Mr. Reis is the managing member. Mr. Reis is a trustee of each of The David Reis Sub Chapter S Trust and The David Reis Family Trust No. 4.
(4) Based upon 101,235,935 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 9, 2018, and reflecting 109,541,801 shares of Class A Common Stock outstanding, after giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Mr. Reis, Senior Care Genesis, LLC, The David Reis Sub Chapter S Trust and The David Reis Family Trust No. 4 and exchange of all OP Units held by Mr. Reis, Senior Care Genesis, LLC, The David Reis Sub Chapter S Trust and The David Reis Family Trust No. 4.

Item 1.	Security and Issuer
The securities to which this Schedule 13D (the “Schedule 13D”) relates are shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) of Genesis Healthcare, Inc. (formerly known as Skilled Healthcare Group, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 101 East State Street, Kennett Square, Pennsylvania 19348.
As provided in the Issuer’s Third Amended and Restated Certificate of Incorporation, dated as of February 2, 2015 (the “Restated Charter”): (i) the holder of each limited liability company interest of FC-GEN Operations Investment, LLC, a Delaware limited liability company (the “OP” or “FC-GEN”), designated as a “Company Class A Common Unit” (an “OP Unit”), other than OP Units held indirectly by the Issuer, shall, pursuant to terms and subject to the conditions of the limited liability company operating agreement of the OP (the “OP LLC Agreement”) and as set forth in the Restated Charter, have the right to exchange each such OP Unit for a number of fully paid and nonassessable shares of Class A Common Stock equal to the product of one (1) multiplied by the Adjustment Factor (as defined in the OP LLC Agreement) then in effect and (ii) concurrently with such exercise of the exchange privilege, a number of shares of Class C Common Stock of the Issuer, par value $0.001 per share (“Class C Common Stock”), equal to the lesser of (x) the number of shares of Class A Common Stock to be issued as a result of such exchange and (y) the number of shares of Class C Common Stock then outstanding shall automatically, without further action by the exchanging holder or holders thereof, be converted into fully paid and nonassessable shares of Class A Common Stock on the basis of a fraction of a share of Class A Common Stock for each share of Class C Common Stock so converted equal to the product of (A) the Conversion Ratio (as defined in Schedule 1.02 of the Purchase Agreement (defined in Item 3 below)) multiplied by (B) the Adjustment Factor (as defined in the OP LLC Agreement) then in effect. As of the date of this Schedule 13D the Adjustment Factor is 1.0 and the Conversion Ratio is 0.000174115.

Item 2.   Identity and Background

(a) This Schedule 13D is filed on behalf of Senior Care Genesis, LLC, a Delaware limited liability company (“Senior Care”) and David A. Reis (“Mr. Reis”), each of whom is referred to as a “Reporting Person” in this Schedule 13D.
The Reporting Persons were previously parties to a Voting Agreement (the “Voting Agreement”) referred to in Item 6 of the Schedule 13D filed by the Reporting Persons and certain other holders of shares of the Issuer’s Class A Common Stock parties thereto filed with the Securities and Exchange Commission on February 2, 2015 (the “Voting Group Statement”), which was last amended by Amendment No. 7 filed on November 5, 2018 (the “Voting Group Amendment”). The Voting Group Amendment reflected the termination of the Voting Agreement and constituted the final amendment of the Voting Group Statement.  The purpose of the Schedule 13D is to report the respective beneficial ownership of shares of the Issuer’s Class A Common Stock of the Reporting Persons, who continue to beneficially own more than 5% of the Issuer's Class A Common Stock.
In addition, the following persons are identified pursuant to Instruction C of Schedule 13D:  Senior Care Development, LLC, a Delaware limited liability company (“Senior Care Development”), as the manager of Senior Care, and William S. Fish, Jr. (“Mr. Fish”) as a co-trustee of both The David Reis Subchapter S Trust (“Reis Subchapter S Trust”) and The David Reis Family Trust No. 4 (the “Reis Family Trust”).  Each of the foregoing is referred to as an “Instruction C Person” in this Schedule 13D. Mr. Reis is the managing member of Senior Care Development, the manager of Senior Care, and is a trustee of each of the Reis Subchapter S Trust and the Reis Family Trust.

(b) The business address of the Reporting Persons and Senior Care Development is 500 Mamaroneck Ave., Suite 406, Harrison, NY 10528.  The business address of Mr. Fish is Hinckley Allen & Snyder LLP, 20 Church Street, Hartford, CT 06103.
(c) The Reporting Persons and the Instruction C Persons are primarily involved in investment activities, and the address of each Reporting Person and Instruction C Person is set forth in (b) above.  Further, Mr. Fish is a partner of the law firm, Hinckley Allen & Snyder, LLP, 20 Church Street, Hartford, CT 06103.  In addition, Mr. Reis is a director of the Issuer.
(d) and (e)  None of the Reporting Persons or Instruction C Persons during the last five years: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.
(f) The citizenship of each Reporting Person and Instruction C Person that is not a natural person is set forth in (a) above.  Each Reporting Person and Instruction C Person who is a natural person is a citizen of the United States.
Item 3.    Source and Amount of Funds or Other Consideration
Other than 19,802 shares of Class A Common Stock acquired by Mr. Reis as compensation for his services as a director of the Issuer, each of the Reporting Persons acquired all of his or its shares of Class A Common Stock and Class C Common Stock, and certain of their membership interests in FC-GEN were reclassified as OP Units, in each case upon the closing of the transactions under the Purchase and Contribution Agreement, dated August 18, 2014 and amended January 5, 2015 (as so amended, the “Purchase Agreement”), by and between Skilled Healthcare Group, Inc. (“Skilled”) and FC-GEN. Pursuant to the Purchase Agreement, through a series of transactions, the businesses, assets and liabilities of FC-GEN and Skilled (now known as Genesis Healthcare, Inc., i.e., the Issuer) were combined. The transactions contemplated by the Purchase Agreement were consummated on February 2, 2015. Immediately upon consummation of the transactions under the Purchase Agreement, Skilled changed its name to Genesis Healthcare, Inc.

Item 4.   Purpose of Transaction

Other than 19,802 shares of Class A Common Stock acquired by Mr. Reis as compensation for his services as a director of the Issuer, the Reporting Persons acquired all of their shares of Class A Common Stock and Class C Common Stock and certain of their membership interests in FC-GEN were reclassified as OP Units, in each case in connection with the transactions under the Purchase Agreement.  As a result of the transactions under the Purchase Agreement and consistent with the terms and provisions of the Purchase Agreement, Mr. Reis was appointed as a director of the Issuer.  For additional detail regarding the Purchase Agreement, the transactions thereunder and the ancillary agreements related thereto, reference is made to the disclosures in the Definitive Information Statement filed by the Issuer with the Securities and Exchange Commission on January 9, 2015 (the “Information Statement”), which is incorporated herein by reference. The Purchase Agreement is included as an annex to the Information Statement and is incorporated herein by reference.

Although neither Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Class A Common Stock or any securities exchangeable for or convertible into Class A Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may, directly or indirectly acquire additional shares of Class A Common Stock or associated rights or securities exchangeable for or convertible into shares of Class A Common Stock or dispose of any or all of its Class A Common Stock or its associated rights or securities exchangeable for or convertible into Class A Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.
Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the Instruction C Persons, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.
Item 5.  Interest in Securities of the Issuer
Intere
(a) and (b). The information contained on the cover pages to this Schedule 13D (including the footnotes thereto) regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 beneficially owned by each Reporting Person is incorporated herein by reference and summarized below.

Amount beneficially owned:
Mr. Reis: 9,153,991
Senior Care: 8,610,619
Percent of class*:
Mr. Reis: 8.3566%
Senior Care: 7.8606%
Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
     Mr. Reis: 276,198
     Senior Care:  0

          (ii) Shared power to vote or to direct the vote
      Mr. Reis: 8,877,793
      Senior Care: 8,610,619
(iii) Sole power to dispose or to direct the disposition of
       Mr. Reis: 276,198
       Senior Care: 0
(iv) Shared power to dispose or to direct the disposition of
       Mr. Reis: 8,877,793
       Senior Care: 8,610,619

*Percentage is based on 101,235,935 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 and reflecting 109,541,801 shares of Class A Common Stock outstanding, assuming conversion of the Reporting Persons’ Class C Common Stock and exchange of the Reporting Person’s OP Units.

(c) Except as described below, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Class A Common Stock in the past 60 days:
The following table sets forth the trade date, number of shares and average sales price with respect to all transactions with respect to the Issuer’s Class A Common Stock effected directly or indirectly by Mr. Reis since the October 31, 2018 (i.e., the date of the Voting Group Amendment).  Except as indicated below with respect to the November 27, 2018 block trade, all of such transactions were open market transactions effected by Mr. Reis, Senior Care, the Reis Subchapter S Trust or the Reis Family Trust.
Trade Date	Seller	No. of Shares	Average Sales Price Per Share *
11-1-2018	Mr. Reis	5,590	$1.6454
11-1-2018	Reis Family Trust	185	$1.6454
11-1-2018	Reis Subchapter S Trust	401	$1.6454
11-2-2018	Mr. Reis	12,019	$1.6379
11-2-2018	Reis Family Trust	398	$1.6379
11-2-2018	Reis Subchapter S Trust	863	$1.6379
11-5-2018	Mr. Reis	2,842	$1.6312
11-5-2018	Reis Family Trust	94	$1.6312
11-5-2018	Reis Subchapter S Trust	204	$1.6312
11-6-2018	Mr. Reis	7,246	$1.6402
11-6-2018	Reis Family Trust	240	$1.6402
11-6-2018	Reis Subchapter S Trust	521	$1.6402
11-7-2018	Mr. Reis	23,503	$1.6795
11-7-2018	Reis Family Trust	779	$1.6795
11-7-2018	Reis Subchapter S Trust	1,688	$1.6795
11-8-2018	Mr. Reis	26,290	$1.6623
11-8-2018	Reis Family Trust	872	$1.6623
11-8-2018	Reis Subchapter S Trust	1,888	$1.6623
11-9-2018	Mr. Reis	23,617	$1.6705
11-9-2018	Reis Family Trust	783	$1.6705
11-9-2018	Reis Subchapter S Trust	1,696	$1.6705
11-12-2018	Mr. Reis	15,442	$1.6959
11-12-2018	Reis Family Trust	512	$1.6959
11-12-2018	Reis Subchapter S Trust	1,109	$1.6959
11-13-2018	Mr. Reis	16,164	$1.7000
11-13-2018	Reis Family Trust	536	$1.7000
11-13-2018	Reis Subchapter S Trust	1,161	$1.7000
11-14-2018	Mr. Reis	12,218	$1.6596
11-14-2018	Reis Family Trust	405	$1.6596
11-14-2018	Reis Subchapter S Trust	877	$1.6596
11-15-2018	Mr. Reis	4,605	$1.6353
11-15-2018	Reis Family Trust	153	$1.6353
11-15-2018	Reis Subchapter S Trust	331	$1.6353
11-15-2018	Mr. Reis	98	$1.6307
11-15-2018	Reis Family Trust	3	$1.6307
11-15-2018	Reis Subchapter S Trust	7	$1.6307
11-27-2018	Mr. Reis	2,000,000	$1.33†

* Average Sales Price Per Share is reported as a weighted average price; such shares of the Issuer’s Class A Common Stock were sold and purchased in multiple open market transactions.
† On November 27, 2018, Mr. Reis executed a block trade in an arm’s length transaction with an unaffiliated buyer at $1.33 per share.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Class A Common Stock.

(e) Not Applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
In connection with the transactions under the Purchase Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 18, 2014 and effective as of February 2, 2015, by and among the Issuer, certain holders of the Issuer’s Class B common stock listed on Schedule A thereto and certain holders of equity securities of FC-GEN listed on Schedule B thereto (including Senior Care), providing for certain registration rights with respect to the Issuer’s outstanding Class A Common Stock.
For a description of the Registration Rights Agreement, see the section entitled “The Transactions—Registration Rights Agreement” in the Information Statement, which is incorporated herein by reference. Such description does not purport to be complete and is qualified in its entirety to the full text of the Registration Rights Agreement, which is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed by the Issuer with the Securities and Exchange Commission, and is incorporated herein by reference.
Item 7.   Material to be Filed as Exhibits
Exhibit A      Joint Filing Statement

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SENIOR CARE GENESIS, LLC

Dated: February 28, 2019	By:	Senior Care Development, LLC, its manger

	By	/s/ David A. Reis
Name: David A. Reis
Title: Managing Member

/s/ David A. Reis
David A. Reis

Exhibit A
Joint Filing Statement
The undersigned agree and consent to the joint filing on their behalf of this Schedule 13D and all amendments thereto, relating to the Class A Common Stock, par value $0.001 per share, of Genesis Healthcare, Inc.
SENIOR CARE GENESIS, LLC

Dated: February 28, 2019	By:	Senior Care Development, LLC, its manger

	By	/s/ David A. Reis
Name: David A. Reis
Title: Managing Member

/s/ David A. Reis
David A. Reis